UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. _)*

BORQS TECHNOLOGIES, INC.
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

G1466B103
(CUSIP Number)

September 14, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G1466B103	13 G	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TDR Capital Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,171,818 Shares[1]
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 16,171,818 Shares[1]
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,171,818 Shares[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1 - But for the limit on the reporting person’s beneficial ownership described below, the reporting person would beneficially own an aggregate of 24,423,874 ordinary shares, including 9,641,873 ordinary shares issuable upon exercise of warrants held by the reporting person. However, pursuant to the agreement by which the reporting person purchased such warrants from the Issuer, such warrants may not be exercised to the extent it would cause the reporting person or any of its affiliates to beneficially own in excess of 9.9% of the number of shares of the Issuer outstanding after giving effect to the exercise. Because 9.9% of the Issuer’s 163,351,694 shares outstanding, as reported in the F-1/A filed with the Securities Exchange Commission February 16, 2022, is equivalent to 16,171,818 shares, the maximum aggregate amount of shares beneficially owned by the reporting person, and over which the reporting person has each of sole voting power and sole dispositive power, is 16,171,818.

CUSIP NO. G1466B103	13 G	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Timothy Davis-Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,171,818 Shares[2]
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 16,171,818 Shares[2]
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,171,818 Shares[2]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

2 – But for the limit on the reporting person’s beneficial ownership described below, the reporting person would beneficially own an aggregate of 24,423,874 ordinary shares, including 9,641,873 ordinary shares issuable upon exercise of warrants held by the reporting person. However, pursuant to the agreement by which the reporting person purchased such warrants from the Issuer, such warrants may not be exercised to the extent it would cause the reporting person or any of its affiliates to beneficially own in excess of 9.9% of the number of shares of the Issuer outstanding after giving effect to the exercise. Because 9.9% of the Issuer’s 163,351,694 shares outstanding, as reported in the F-1/A filed with the Securities Exchange Commission February 16, 2022, is equivalent to 16,171,818 shares, the maximum aggregate amount of shares beneficially owned by the reporting person, and over which the reporting person has each of sole voting power and sole dispositive power, is 16,171,818.

CUSIP NO. G1466B103	13 G	Page 4 of 8

Item 1(a).	Name of Issuer:

Borqs Technologies, Inc.

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

Tower A, Building B23, Universal Business Park
No. 10 Jiuxianqiao Road
Chaoyang District, Beijing 100015
People’s Republic of China

Item 2(a).	Name of Person Filing:

This Statement is filed by TDR Capital Pty Ltd. and Timothy Davis-Rice.

Timothy Davis-Rice is the sole director of TDR Capital Pty Ltd. and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by TDR Capital Pty Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of TDR Capital Pty Ltd. and Timothy Davis-Rice is:

4 Murchison Street
Mittagong NSW 2575
Australia

Item 2(c).	Citizenship:

TDR Capital Pty Ltd. is an Australian private company limited by shares. Timothy Davis-Rice is a citizen of Australia.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value per share

Item 2(e).	CUSIP Number:

G1466B103

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP NO. G1466B103	13 G	Page 5 of 8

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership.

(a) Amount Beneficially Owned: 16,171,818 ordinary shares. But for the limit on the reporting person’s beneficial ownership described below, the reporting person would beneficially own an aggregate of 24,423,874 ordinary shares, including 9,641,873 ordinary shares issuable upon exercise of warrants held by the reporting person. However, pursuant to the agreement by which the reporting person purchased such warrants from the Issuer, such warrants may not be exercised to the extent it would cause the reporting person or any of its affiliates to beneficially own in excess of 9.9% of the number of shares of the Issuer outstanding after giving effect to the exercise. Because 9.9% of the Issuer’s shares outstanding is equivalent to 16,171,818 shares, the maximum aggregate amount of shares beneficially owned by the reporting person is 16,171,818.

(b) Percent of Class: 9.9% based on 163,351,694 ordinary shares outstanding, as reported in the F-1/A filed with the Securities Exchange Commission February 16, 2022. The information in Item 4(a) above is hereby incorporated by reference herein.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 16,171,818. The information in Item 4(a) above is hereby incorporated by reference herein.

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 16,171,818. The information in Item 4(a) above is hereby incorporated by reference herein.

(iv) Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. G1466B103	13 G	Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 01, 2022

TDR CAPITAL PTY LTD.

	By:	/s/ Timothy Davis-Rice
	Name:	Timothy Davis-Rice
	Title:	Sole Director

TIMOTHY DAVIS RICE

/s/ Timothy Davis-Rice

CUSIP NO. G1466B103	13 G	Page 7 of 8

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Joint Filing Agreement	8

CUSIP NO. G1466B103	13 G	Page 8 of 8

JOINT FILING AGREEMENT

AGREEMENT dated as of April 1, 2022 between TDR Capital Pty Ltd. and Timothy Davis-Rice (the “Parties”, each a “Party”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13G to report its beneficial ownership in Ordinary Shares, no par value per share, of Borqs Technologies, Inc. Each Party hereto agrees that the Schedule 13G, dated April 1, 2022, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto, and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate. Each of the Parties further agrees this Joint Filing Agreement shall be filed as an exhibit to the Schedule 13G.

Dated: April 01, 2022

TDR CAPITAL PTY LTD.

	By:	/s/ Timothy Davis-Rice
	Name:	Timothy Davis-Rice
	Title:	Sole Director

TIMOTHY DAVIS RICE

/s/ Timothy Davis-Rice